FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated January 12, 2006

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

Magyar Telekom signs project financing loan granted by European Investment Bank

Budapest – January 12, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced the signature of a project financing loan agreement. The loan has been granted by the European Investment Bank through Deutsche Telekom International Finance BV to finance the broadband investments of Magyar Telekom.

Magyar Telekom has been granted a loan in the amount of HUF 47.4 billion by the EIB through DT International Finance BV, as a financial intermediary. The loan matures in January 2013, and will be repaid in five equal instalments with two years grace period. The loan bears a variable interest rate based on the 3-month BUBOR.

Dr. Klaus Hartmann, CFO and Board member commented: “I am pleased that we have arrived at another important milestone in the long-standing relationship with the EIB. Today we have signed an agreement with conditions better than those Magyar Telekom could reach for such an amount on the Hungarian market. By taking out a variable interest rate loan, Magyar Telekom continues to balance the variable and fixed rate elements of its loan portfolio. At the same time, the average maturity of the loan portfolio will increase and due to the repayment structure, the cash-flow of the loan will broadly match the cash-flow of the project.”

The loan will be used to finance broadband investments. A key target of Magyar Telekom’s strategy is to maintain the continuing growth in broadband penetration and aims to increase its broadband customer base to 600,000 by the end of 2006.

Magyar Telekom currently holds an A- long term credit rating from Standard & Poor’s and Baa1 from Moody’s.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: January 12, 2006